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SEC FILE NUMBER
333-116310

CUSIP NUMBER
75601R AF2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 26, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Real Mex Restaurants, Inc.

Full Name of Registrant

Former Name if Applicable
5660 Katella Avenue, Suite 100

Address of Principal Executive Office (Street and Number)
Cypress, CA 90630

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Real Mex Restaurants, Inc. (the “Company”) could not complete its Quarterly Report on Form 10-Q for the period ended June 26, 2011 on or before the August 10, 2011 prescribed due date without unreasonable effort or expense. The Company performs an annual goodwill impairment test in the fourth quarter of its fiscal year. However, given recent results of operations combined with breaches of certain covenants under the Company’s significant debt agreements for which waivers were obtained and related obligations of the Company to restructure its significant debt agreements, the Company believes that the presence of these impairment indicators necessitates testing for impairment on an interim basis as of June 26, 2011. The Company will not complete the required analysis to determine the amount of the goodwill impairment charge prior to the prescribed filing date. The Company intends to file its Quarterly Report on Form 10-Q for the period ended June 26, 2011 as promptly as practicable, and expects that such filing will be made by the August 15, 2011 extended deadline.

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(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard P. Dutkiewicz	562	346-1200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in its operating loss for the period ended June 26, 2011 compared to the period ended June 27, 2010 as a result of the events described in Part III above. A reasonable quantitative estimate of the operating loss cannot be made at this time as the Company’s financial statements for the thirteen weeks ended June 26, 2011 are not yet finalized due to the fact that the Company is still in the process of determining the final estimated interim goodwill and other intangible assets impairment charges to be recorded in the second quarter of 2011.

Real Mex Restaurants, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2011	By	/s/ Richard P. Dutkiewicz, Chief Financial Officer